Exhibit (i)


                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                            Telephone: (215) 988-2700
                            Facsimile: (215) 988-2757
                              www.drinkerbiddle.com

                               September 28, 2009

Allegiant Advantage Fund
760 Moore Road
King of Prussia, PA 19406

Ladies and Gentlemen:

     We have acted as counsel to Allegiant Advantage Fund, a Massachusetts business trust (the "Trust"), in connection with the preparation and filing with the Securities and Exchange Commission of Post-Effective Amendment No. 29 (the "Amendment") to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended.

     The Trust is authorized to issue an unlimited number of shares of beneficial interest (the "Shares"), without par value. The Board of Trustees of the Trust has the power to designate one or more series ("Series") of Shares and to classify or reclassify any unissued Shares with respect to such Series. Currently, the Trust is authorized to offer Shares of three Series: the Institutional Money Market Fund, Institutional Government Money Market Fund and Institutional Treasury Money Market Fund, which have each authorized three classes of shares, Advisor Shares, Institutional Shares and Service Shares. The Board of Trustees has previously authorized the issuance of Shares to the public.

     We have reviewed the Trust's Declaration of Trust, Code of Regulations, resolutions of its Board of Trustees and such other legal and factual matters as we have deemed appropriate. We have also relied upon an opinion of K&L Gates LLP, local Massachusetts counsel to the Trust, as to matters to which the laws of the Commonwealth of Massachusetts are applicable. We assume that the Shares will be issued against payment therefor as described in the Trust's applicable Prospectus.

Allegiant Advantage Fund
September 28, 2009
Page 2


     This opinion is based exclusively on Massachusetts law and the federal securities laws of the United States of America.

     Based upon the foregoing, it is our opinion that the Shares will be validly issued, fully paid and non-assessable by the Trust.

     We note that under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of such trust. However, the Declaration of Trust disclaims shareholder liability for claims against the Trust. The Declaration of Trust further provides that every note, bond, contract, instrument, certificate or other undertaking made or issued by the Trust's trustees or officers shall recite to the effect that the same was executed or made by or on behalf of the Trust or by them as trustees or officers and that the obligations of such instrument are not binding upon the Trust's shareholders individually but are binding only upon the assets and property of the Trust or a particular Series thereof. The Declaration of Trust provides for indemnification out of the assets of the Series of which a shareholder owns or owned Shares, for any and all loss or expense for which the shareholder shall be charged or held personally liable solely by reason of the shareholder being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the relevant Series itself would be unable to meet its obligations.

     We hereby consent to the filing of this opinion as an exhibit to the Amendment to the Trust's Registration Statement.

                                        Very truly yours,


                                        /s/ Drinker Biddle & Reath LLP
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                                        DRINKER BIDDLE & REATH LLP